Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF DESIGNATIONS

OF

SERIES A CONVERTIBLE PREFERRED STOCK

OF

NEXTDECADE CORPORATION

Pursuant to Section 242 of the Delaware General Corporation Law (“DGCL”), NextDecade Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: Section 4 of the Certificate of Designations of Series A Convertible Preferred Stock of the Corporation (the “Certificate of Designations”) is hereby amended by replacing (i) the phrase “liquidation preference” with the phrase “Series A Liquidation Preference” and (ii) the phrase “liquidation preferences” with the phrase “Series A Liquidation Preferences”, in each case, in all instances in which such phrases appear in Section 4 of the Certificate of Designations.

SECOND: The first sentence of Section 6(b) of the Certificate of Designations is hereby amended by amending such sentence in its entirety as follows:

“As to matters upon which Holders of Series A Preferred Stock are entitled to vote separately as a class, the Holders of Series A Preferred Stock will be entitled to one vote per share of Series A Preferred Stock held.”

THIRD: Section 6(c) of the Certificate of Designations is hereby amended by amending such Section in its entirety as follows:

“Each Holder of outstanding shares of Series A Preferred Stock shall be entitled to vote together with the holders of outstanding shares of Common Stock, voting together as a single class, with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration (whether at a meeting of stockholders of the Corporation or otherwise), except as otherwise provided by law or this Certificate of Designations. In any such vote, each share of Series A Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which such share would be convertible as of the record date for such vote pursuant to Section 5(a) as though the conditions to conversion set forth in Section 5(a) had been satisfied and treating such record date as the Optional Conversion Date for purposes of such calculation (and in each case irrespective of whether the shares of Series A Preferred Stock are then convertible at the option of the Corporation pursuant to such Section 5(a)).”

FOURTH: Clause (i) of Section 6(d)(ii) of the Certificate of Designations is hereby amended by amending such Clause in its entirety as follows:

“(i) authorized PIK Shares or shares of Parity Stock paid as dividends in-kind in accordance with the terms of the certificate of designations of such Parity Stock,”

FIFTH: This Certificate of Amendment to Certificate of Designations was duly adopted by the Corporation’s directors and stockholders in accordance with the applicable provisions of Sections 242 of the DGCL.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Certificate of Designations to be signed and attested this day of July 12, 2019.

THE CORPORATION:

NEXTDECADE CORPORATION

		By:	/s/ Matthew Schatzman
		Name:	Matthew Schatzman
		Title:	Chief Executive Officer

Attest:	/s/ Krysta De Lima
Name:	Krysta De Lima
Title:	General Counsel and Corporate Secretary